================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)



                          Salton/Maxim Housewares, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


  Common Stock, par value $.01 per share                       795757103
-------------------------------------------------  -----------------------------
      (Title of class of securities)                         (CUSIP number)


                             Norman D. Chirite, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                               New York, NY 10153
                                 (212) 310-8000
--------------------------------------------------------------------------------
                 (Name, address and telephone number of person
                authorized to receive notices and communications)


                                  July 28, 1998
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     Note: Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

================================================================================


NYFS08...:\60\34460\0037\2024\SCH8058P.52A

--------------------------------------------------------           --------------------------------------
CUSIP No.               795757103                           13D                  Page 2 of 20
--------------------------------------------------------           --------------------------------------

---------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                 Centre Partners II LLC
               I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON:
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (a) [ ]
                                                                                                      -
                                                                                                 (b) [_]
---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:            WC

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                     [_]
               TO ITEM 2(d) OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF                   Delaware
               ORGANIZATION:

---------------------------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER:                   0
        SHARES
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 2,352,941
       OWNED BY
                       ----------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:              0
      REPORTING
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            2,352,441

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               2,352,941
               REPORTING PERSON:

---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                       [  ]
               SHARES:

---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         26.4%

---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                 OO

---------------------------------------------------------------------------------------------------------



                          Page 2 of 20 Pages

--------------------------------------------------------           --------------------------------------
CUSIP No.               795757103                           13D                  Page 3 of 20
--------------------------------------------------------           --------------------------------------

---------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                 Centre Capital Investors II, L.P.
               I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON:
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (a) [ ]
                                                                                                      -
                                                                                                 (b) [_]
---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:            WC

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                     [_]
               TO ITEM 2(d) OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF                   Delaware
               ORGANIZATION:

---------------------------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER:                   0
        SHARES
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 724,235
       OWNED BY
                       ----------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:              0
      REPORTING
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            724,235

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               724,235
               REPORTING PERSON:

---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                       [  ]
               SHARES:

---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         8.1%

---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                 PN

---------------------------------------------------------------------------------------------------------



                          Page 3 of 20 Pages

--------------------------------------------------------           --------------------------------------
CUSIP No.               795757103                           13D                  Page 4 of 20
--------------------------------------------------------           --------------------------------------

---------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                 Centre Capital Tax-Exempt Investors
                                    II, L.P.
               I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON:
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (a) [ ]
                                                                                                      -
                                                                                                 (b) [_]
---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:            WC

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                     [_]
               TO ITEM 2(d) OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF                   Delaware
               ORGANIZATION:

---------------------------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER:                   0
        SHARES
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 235,647
       OWNED BY
                       ----------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:              0
      REPORTING
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            235,647

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               235,647
               REPORTING PERSON:

---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                       [  ]
               SHARES:

---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         2.6%

---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                 PN

---------------------------------------------------------------------------------------------------------


                          Page 4 of 20 Pages

--------------------------------------------------------           --------------------------------------
CUSIP No.               795757103                           13D                  Page 5 of 20
--------------------------------------------------------           --------------------------------------

---------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                 Centre Capital Offshore Investors
                                    II, L.P.
               I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON:
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (a) [ ]
                                                                                                      -
                                                                                                 (b) [_]
---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:            WC

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                     [_]
               TO ITEM 2(d) OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF                   Bermuda
               ORGANIZATION:

---------------------------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER:                   0
        SHARES
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 157,588
       OWNED BY
                       ----------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:              0
      REPORTING
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            157,588

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               157,588
               REPORTING PERSON:

---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                       [  ]
               SHARES:

---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         1.8%

---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                 PN

---------------------------------------------------------------------------------------------------------


                          Page 5 of 20 Pages

--------------------------------------------------------           --------------------------------------
CUSIP No.               795757103                           13D                  Page 6 of 20
--------------------------------------------------------           --------------------------------------

---------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                 Centre Partners Coinvestment, L.P.
               I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON:
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (a) [ ]
                                                                                                      -
                                                                                                 (b) [_]
---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:            WC

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                     [_]
               TO ITEM 2(d) OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF                   Delaware
               ORGANIZATION:

---------------------------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER:                   0
        SHARES
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 124,529
       OWNED BY
                       ----------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:              0
      REPORTING
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            124,529

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               124,529
               REPORTING PERSON:

---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                       [  ]
               SHARES:

---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         1.4%

---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                 PN

---------------------------------------------------------------------------------------------------------


                          Page 6 of 20 Pages

--------------------------------------------------------           --------------------------------------
CUSIP No.               795757103                           13D                  Page 7 of 20
--------------------------------------------------------           --------------------------------------

---------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                 Centre Parallel Management Partners, L.P.
               I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON:
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (a) [ ]
                                                                                                      -
                                                                                                 (b) [_]
---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:            WC

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                     [_]
               TO ITEM 2(d) OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF                   Delaware
               ORGANIZATION:

---------------------------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER:                   0
        SHARES
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 11,118
       OWNED BY
                       ----------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:              0
      REPORTING
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            11,118

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               11,118
               REPORTING PERSON:

---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                       [  ]
               SHARES:

---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         0.1%

---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                 PN

---------------------------------------------------------------------------------------------------------



                          Page 7 of 20 Pages

--------------------------------------------------------           --------------------------------------
CUSIP No.               795757103                           13D                  Page 8 of 20
--------------------------------------------------------           --------------------------------------

---------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                 Centre Partners Management LLC
               I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON:
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (a) [ ]
                                                                                                      -
                                                                                                 (b) [_]
---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:            WC

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                     [_]
               TO ITEM 2(d) OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF                   Delaware
               ORGANIZATION:

---------------------------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER:                   0
        SHARES
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 1,117,470
       OWNED BY
                       ----------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:              0
      REPORTING
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            1,117,470

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               1,117,470
               REPORTING PERSON:

---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                       [  ]
               SHARES:

---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         12.5%

---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                 OO

---------------------------------------------------------------------------------------------------------


                          Page 8 of 20 Pages

--------------------------------------------------------           --------------------------------------
CUSIP No.               795757103                           13D                  Page 9 of 20
--------------------------------------------------------           --------------------------------------

---------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                 Centre Partners II, L.P.
               I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON:
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (a) [ ]
                                                                                                      -
                                                                                                 (b) [_]
---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:            WC

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                     [_]
               TO ITEM 2(d) OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF                   Delaware
               ORGANIZATION:

---------------------------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER:                   0
        SHARES
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 1,117,470
       OWNED BY
                       ----------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:              0
      REPORTING
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            1,117,470

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               1,117,470
               REPORTING PERSON:

---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                       [  ]
               SHARES:

---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         12.5%

---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                 PN

---------------------------------------------------------------------------------------------------------


                          Page 9 of 20 Pages

--------------------------------------------------------           --------------------------------------
CUSIP No.               795757103                           13D                  Page 10 of 20
--------------------------------------------------------           --------------------------------------

---------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                 State Board of Administration of Florida
               I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON:
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (a) [ ]
                                                                                                      -
                                                                                                 (b) [_]
---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:            WC

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                     [_]
               TO ITEM 2(d) OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF                   Florida
               ORGANIZATION:

---------------------------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER:                   0
        SHARES
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 1,099,824
       OWNED BY
                       ----------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:              0
      REPORTING
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            1,099,824

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               1,099,824
               REPORTING PERSON:

---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                       [  ]
               SHARES:

---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         12.3%

---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                 OO

---------------------------------------------------------------------------------------------------------

                          Page 10 of 20 Pages

Item 1.     Security and Issuer.

                  This Statement relates to shares of common stock, $.01 par value per share (the "Common Stock") and shares of Series A Voting Convertible Preferred Stock (the "Preferred Stock"), of Salton/Maxim Housewares, Inc. (the "Corporation"). The Corporation's principal executive office is located at 550 Business Center Drive, Mt. Prospect, IL 60056.

Item 2.     Identity and Background.

            a.    Name of Filing Person:

                  (i)   The "Centre Entities"

                  Centre Partners II LLC
                  Centre Capital Investors II, L.P.
                  Centre Capital Tax-Exempt Investors II, L.P.
                  Centre Capital Offshore Investors II, L.P.
                  Centre Partners Coinvestment, L.P.
                  Centre Parallel Management Partners, L.P.
                  Centre Partners Management LLC
                  Centre Partners II, L.P.

                  (ii) State Board of Administration of Florida (the "State Board")

            b.    Address of Principal Business Office:

                  (i) The address of the Centre Entities other than Centre Capitol Offshore Investors II, L.P. is:

                  c/o Centre Partners Management LLC
                  30 Rockefeller Plaza
                  New York, NY 10020

                  The address of Centre Capital Offshore Investors II, L.P. is:

                  c/o Reid Management
                  Cedar House
                  41 Cedar Avenue
                  Box HM 1179
                  Hamilton, Bermuda

                  (ii) The address of the State Board is:

                  c/o Centre Partners Management LLC
                  30 Rockefeller Plaza
                  New York, NY 10020




                          Page 11 of 20 Pages

            c.    Principal Business:

                  The Centre Entities are engaged primarily in the business of investing and managing their investments. The State Board is engaged primarily in the business of public employee pension administration as an instrumentality of the State of Florida.

            d.    Criminal Proceeding:

                  Neither the Centre entities nor the State Board has been
            convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

            e.    Civil Proceeding:

                  Neither the Centre Entities nor the State Board has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws during the past five years.

            f.    Citizenship:

                  All of the Centre Entities were organized in Delaware except
            Centre Capital Offshore Investors II, L.P. which was organized in Bermuda. The State Board was organized in Florida.

            g.    Managing Directors:

                  Messrs. Jonathan H. Kagan, Lester Pollack, Bruce G. Pollack,
            David Golub and Paul Zepf (the "Members") are each members of Centre Partners II LLC ("Centre Partners") and Centre Partners Management LLC ("Centre Management"). The business address for each of them is c/o Centre Partners Management LLC, 30 Rockefeller Plaza, New York, New York, 10020 and each is a citizen of the United States. None of the Members (i) has been convicted in criminal proceeding or (ii) was party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. The Members are engaged primarily in the business of private investing and investment management.

Item 3.     Source and Amount of Funds or Other Consideration.

                  On July 28, 1998, Centre Capital Investors II, L.P. ("CCI
            II"), Centre Capital Tax-Exempt Investors II, L.P. ("Centre Tax-Exempt"), Centre Capital Offshore Investors II, L.P. ("Centre Offshore"), Centre Parallel Management Partners, L.P. ("Centre Parallel"), Centre Partners Coinvestment, L.P. ("Centre Coinvestment") and the State Board collectively paid



                          Page 12 of 20 Pages
            the Corporation $40,000,000 in cash to purchase 40,000 shares of the Preferred Stock at a purchase price of $1,000 per share. Each share of Preferred Stock is convertible at any time (subject to mandatory conversion on September 15, 2008) into that number of shares of Common Stock obtained by dividing $1,000 by the conversion price in effect at such time. As of the date hereof, the conversion price is $17.00. The source of the funds used to make this purchase were obtained from working capital.

Item 4.     Purpose of Transaction.

                  The Centre Entities and the State Board acquired their shares of Preferred Stock for the purposes of investment and to obtain an equity interest in the Corporation. Neither the Centre Entities nor the State Board has any present plan or proposal as stockholders which relate to, or would result in any action with respect to, the matters listed in paragraphs (b) through (j) of Item 4 of Schedule 13D. In the future, any of the Centre Entities or the State Board may dispose of shares of Preferred Stock or purchase additional shares of the Preferred Stock of the Corporation in private transactions.

Item 5.     Interest in Securities of the Issuer.

                  (a) As of July 24, 1998, the Corporation had issued and
            outstanding 13,103,644 shares of Common Stock. As of such date the Corporation had no issued and outstanding shares of Preferred Stock. On July 28, 1998 the Corporation repurchased from Windmere-Durable Holdings, Inc. 6,535,072 shares of Common Stock. As of the date hereof, the 40,000 shares of Preferred Stock outstanding are convertible into 2,352,941 shares of Common Stock.

                  The responses to Items 11 and 13 on each of pages 2-10 hereof which relate to beneficial ownership of shares of Common Stock with respect to each reporting person are incorporated herein by reference.

                  (b) The responses to Items 7-11 on each of pages 2-10 hereof which relate to voting and disposition of shares of Common Stock with respect to each reporting person are incorporated herein by reference.

                  Centre Partners is the general partner of Centre Coinvestment and Centre Parallel and the general partner of the general partner of CCI II, Centre Tax-Exempt and Centre Offshore, which are the holders of record of the following amounts of Preferred Stock:





                          Page 13 of 20 Pages

                                                               Preferred Stock
                                                               ---------------

Centre Partners Coinvestment, L.P.                                       2,117
Centre Capital Investors II, L.P.                                       12,312
Centre Capital Tax-Exempt Investors II, L.P.                             4,006
Centre Capital Offshore Investors II, L.P.                               2,679
Centre Parallel Management Partners, L.P.                                  189
                                                           -------------------

                                                TOTAL                   21,303

      In addition, pursuant to certain investment management arrangements, Centre Partners has been delegated voting and dispositive power with respect to the 18,697 shares of Preferred Stock owned by the State Board. Thus, Centre Partners may be deemed to beneficially own and have voting and dispositive power over a total of 40,000 shares of Preferred Stock.

      Centre Partners II, L.P. is the general partner of Centre Offshore, Centre Tax-Exempt and CCI II, which are the holders of record of the following amounts of Preferred Stock:

                                                               Preferred Stock
                                                               ---------------

Centre Capital Offshore Investors II, L.P.                               2,679
Centre Capital Tax-Exempt Investors II, L.P.                             4,006
Centre Capital Investors II, L.P.                                       12,312
                                                        ----------------------

                                                TOTAL                   18,997

      Thus, Centre Partners II, L.P. may be deemed to beneficially own and have voting and dispositive power over a total of 18,997 shares of Preferred Stock.

      Pursuant to a Management Agreement, Centre Management has been delegated voting and dispositive power with respect to shares owned by CCI II, Centre Offshore and Centre Tax-Exempt, which are the holders of record of the following amounts of Preferred Stock:

                                                               Preferred Stock
                                                               ---------------

Centre Capital Investors II, L.P.                                       12,312
Centre Capital Tax-Exempt Investors II, L.P.                             4,006
Centre Capital Offshore Investors II, L.P.                               2,679
                                                         ---------------------

                                                TOTAL                   18,997

      Thus, Centre Management has been delegated voting and dispositive power with respect to a total of 18,997 shares of Preferred Stock.



                          Page 14 of 20 Pages

                  All of the Members disclaim any beneficial ownership of any of the shares of Preferred Stock reported herein except to the extent of their economic interest therein.

                  (c) See Item 3.

                  (d) See Item 5(b).

                  (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

            See Item 5(b).

Item 7.     Materials to be Filed as Exhibits.

            Exhibit A - Stock Purchase Agreement, dated July 15, 1998, by and among the Corporation and each of the parties listed on Schedule I thereto, incorporated by reference to Exhibit 10.1 to the Form 8-K of the Corporation dated July 15, 1998 (File No. 0-19557).

            Exhibit B - Registration Rights Agreement, dated July 15, 1998, by and among the Corporation and each of the parties listed on the signature pages thereto under the caption "Purchasers", incorporated by reference to Exhibit 10.7 to the Form 8-K of the Corporation dated July 28, 1998 (File No. 0-19557).

            Exhibit C - A copy of a written agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.




                          Page 15 of 20 Pages

                                    SIGNATURE
                                    ---------


            After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  August 7, 1998

                                    CENTRE PARTNERS II LLC

                                    By:  /s/ Bruce G. Pollack
                                         ---------------------------------------
                                         Bruce G. Pollack, Managing Director



                                    CENTRE CAPITAL INVESTORS II, L.P.
                                    CENTRE CAPITAL TAX-EXEMPT INVESTORS II, L.P.
                                    CENTRE CAPITAL OFFSHORE INVESTORS II, L.P.

                                    By:   Centre Partners II, L.P., as its
                                          General Partner

                                          By:   Centre Partners Management LLC,
                                                as Attorney-in-fact

                                                By: /s/ Bruce G. Pollack
                                                    ----------------------------
                                                    Bruce G. Pollack,
                                                    Managing Director



                                    CENTRE PARALLEL MANAGEMENT PARTNERS, L.P.
                                    CENTRE PARTNERS COINVESTMENT, L.P.

                                    By:   Centre Partners II LLC, as its
                                          General Partner

                                          By:   /s/ Bruce G. Pollack
                                                --------------------------------
                                                Bruce G. Pollack,
                                                Managing Director


                                    CENTRE PARTNERS MANAGEMENT LLC

                                    By:   /s/ Bruce G. Pollack
                                          --------------------------------------
                                          Bruce G. Pollack, Managing Director



                          Page 16 of 20 Pages

                                   CENTRE PARTNERS II, L.P.

                                   By:   Centre Partners Management LLC,
                                         as Attorney-in-fact

                                         By:   /s/ Bruce G. Pollack
                                               ---------------------------------
                                               Bruce G. Pollack,
                                               Managing Director

                                   STATE BOARD OF ADMINISTRATION OF FLORIDA

                                   By: Centre Parallel Management Partners, L.P.
                                       Manager

                                          By:   Centre Partners Manager LLC,
                                                as Attorney-in-fact

                                                By:   /s/ Bruce G. Pollack
                                                      --------------------------
                                                      Bruce G. Pollack,
                                                      Managing Director



                          Page 17 of 20 Pages

                                  EXHIBIT INDEX

Exhibit                                                                 Page No.
-------                                                                 --------


  A. Stock Purchase Agreement, dated July 15, 1998, by and among the Corporation and each of the parties listed on Schedule I thereto, incorporated by reference to Exhibit 10.1 to the Form 8-K of the Corporation dated July 15, 1998 (File No. 0-19557).

  B. Registration Rights Agreement, dated July 15, 1998, by and among the Corporation and each of the parties listed on the signature pages thereto under the caption "Purchasers", incorporated by reference to Exhibit 10.7 to the Form 8-K of the Corporation dated July 28, 1998 (File No. 0-19557).

  C.   Agreement relating to the filing of a joint statement as
       required by Rule 14d-1(f) under the Securities Exchange Act
       of 1934, as amended                                                  19




                          Page 18 of 20 Pages